UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 5

Under the Securities Exchange Act of 1934

Tallgrass Energy, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

Laura L. Tyson

General Counsel

2229 San Felipe, Suite 1300, Houston, Texas 77019

Telephone: (713) 579-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     874696 107

1	NAMES OF REPORTING PERSONS Tallgrass Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No.     874696 107

1	NAMES OF REPORTING PERSONS EMG Fund II Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.     874696 107

1	NAMES OF REPORTING PERSONS EMG Fund II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No.     874696 107

1	NAMES OF REPORTING PERSONS John T. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 447,051 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 447,051 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,051 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.25%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*	447,051 Class A shares are owned by the reporting person directly.
**

Based on the total number of Class A shares (178,104,779) issued and outstanding as of March 11, 2019, which is the date on which the Closing (as defined in Item 4) occurred. This calculation does not include the 102,136,875 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person may be deemed to beneficially own approximately 0.16% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

Amendment No. 4 to Schedule 13D

This Amendment No. 5 to Schedule 13D (this “Amendment No. 4”) is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 25, 2016, Amendment No. 2 to Schedule 13D filed with the Commission on February 16, 2018, Amendment No. 3 to Schedule 13D filed with the Commission on July 3, 2018 and Amendment No. 4 to Schedule 13D filed with the Commission on February 1, 2019 (the “Amended Schedule 13D,” as amended, this “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented in its entirety as follows:

The Class A shares reported herein as beneficially owned by Mr. Raymond were acquired solely for investment purposes. The Reporting Persons may make purchases of Class A shares either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Class A shares, general economic conditions, stock market conditions and other future developments.

On March 11, 2019, the previously announced transactions contemplated by that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 30, 2019, by and among Holdings, Tallgrass Holdings, Tallgrass KC, LLC (“Tallgrass KC”), and the other seller parties named therein (collectively the “Sellers”), Prairie GP Acquiror LLC, a Delaware limited liability company (“GP Acquiror”), Prairie ECI Acquiror LP, a Delaware limited partnership (“Up-C Acquiror 1”), Prairie VCOC Acquiror LP, a Delaware limited partnership (“Up-C Acquiror 2” and together with Up-C Acquiror 1, “Up-C Acquirors”), and Prairie Non-ECI Acquiror LP, a Delaware limited partnership (“Class A Acquiror”, and together with GP Acquiror and Up-C Acquirors, the “Acquirors”), and David G. Dehaemers, Jr., John T. Raymond and Frank J. Loverro, as Seller Representatives, were completed (the “Closing”).

Immediately prior to the Closing, the parties to the Purchase Agreement entered into a side letter (the “Purchase Agreement Side Letter”) pursuant to which the parties agreed, among other things, that (i) Tallgrass KC would sell 27,934,938 Tallgrass Equity Units and corresponding Class B shares to Up-C Acquirors, (ii) David G. Dehaemers, Jr. Revocable Trust and William R. Moler Revocable Trust would no longer sell to Class A Acquiror the Class A shares owned by them prior to the Closing, and (iii) as a result of the decreased number of Subject Interests (as defined below) being sold, the aggregate purchase price to be paid by the Acquirors for the Subject Interests (as defined below) was $3,213,161,149.

The foregoing description of the Purchase Agreement Side Letter is qualified in its entirety by reference to the full text of the Purchase Agreement Side Letter, a copy of which is attached to this Amendment No. 4 as Exhibit 10, and is incorporated by reference herein.

At the Closing, (a) certain members of management redeemed from Tallgrass KC an aggregate of 1,481,754 Tallgrass Equity Units and a corresponding number of Class B shares, which continue to be owned by such members of management following the Closing, (b) following such redemptions, (i) GP Acquiror purchased from Holdings 100% of the outstanding membership interests (the “GP Interests”) in the General Partner, (ii) Up-C Acquirors purchased from the Sellers an aggregate of 100,655,121 Tallgrass Equity Units and a corresponding number of Class B shares, including 24,635,214 Tallgrass Equity Units and a corresponding number of Class B shares from Tallgrass Holdings (collectively, the “Up-C Interests”), and (iii) Class A Acquiror purchased from Tallgrass Holdings 21,751,018 Class A shares, which were exchanged by Tallgrass Holdings pursuant to its Exchange Right immediately following the redemptions described above (collectively, and together with the GP Interests and the Up-C Interests, the “Subject Interests”), and (c) immediately thereafter, Holdings distributed substantially all of the consideration received by Holdings for the GP Interests to its members in accordance with the Second Amended and Restated Limited Liability Company Agreement of Holdings.

The Tallgrass Equity Units and Class B shares purchased by Up-C Acquirors from Tallgrass Holdings and the Tallgrass Equity Units and Class B shares exchanged for Class A shares by Tallgrass Holdings and purchased by Class A Acquiror collectively constituted all of the Tallgrass Equity Units and Class B shares owned by Tallgrass Holdings prior to the Closing. Following the Closing, the Reporting Persons no longer own any Tallgrass Equity Units or Class B shares.

Following the Closing, Holdings no longer owns the GP Interests and, therefore, no longer has the ability to elect all the members of the board of directors of the General Partner or otherwise control the General Partner. As a result, the Reporting Persons do not have, as of the date of this Amendment No. 5, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)    None of Tallgrass Holdings, EMG LP or EMG GP beneficially own any Class A shares and, therefore, Tallgrass Holdings, EMG LP and EMG GP each beneficially own 0.00% of the issued and outstanding Class A shares.

John T. Raymond directly owns 447,051 Class A shares. Based on there being 178,104,779 Class A shares outstanding as of March 11, 2019, which is the date on which the Closing occurred, Mr. Raymond may be deemed to beneficially own approximately 0.25% of the Class A shares. This calculation does not include the 102,136,875 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Class B shares, Mr. Raymond may be deemed to beneficially own approximately 0.16% of the Class A shares.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Class A shares set forth in the following table:

Name	Class A Shares Beneficially Owned	Percentage of Class Beneficially Owned
John T. Raymond	447,051	*
John G. Calvert		*
Nolen Taylor		*
Christopher Bajec		*
Laura L. Tyson		*
Neal Dickson		*

*     Less than 1% of the class beneficially owned.

(b)    The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Class A shares beneficially reported for such Covered Individual in the table in Item 5(a).

(c)    Except as set forth in this Amendment No. 5, none of the Reporting Persons or Covered Individuals has effected any transactions in Class A shares in the past 60 days.

(d)    No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A shares of the Issuer that may be deemed to be beneficially owned by Mr. Raymond or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)    As a result of the Closing, Tallgrass Holdings ceased to beneficially own any Class A shares and Mr. Raymond ceased to beneficially own more than five percent of all outstanding Class A shares and, accordingly, this Amendment No. 5 constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following after the first paragraph under the heading “Registration Rights Agreement”:

In connection with the Closing, the Sellers transferred their rights under the registration rights agreement to the Acquirors, and the Acquirors assumed all of the Sellers’ obligations thereunder.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following exhibit:

Exhibit 10	Letter Agreement, dated March 11, 2019, by and among Tallgrass Energy Holdings, LLC, Tallgrass Holdings, LLC, KIA VIII (Rubicon), L.P., KEP VI AIV (Rubicon), LLC, Tallgrass KC, LLC, David G. Dehaemers, Jr. Revocable Trust, Prairie GP Acquiror LLC, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP, Prairie Non-ECI Acquiror LP, and David G. Dehaemers, Jr., John T. Raymond and Frank J. Loverro, as Seller Representatives, and acknowledged by William R. Moler Revocable Trust.

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 2019.

Tallgrass Holdings, LLC

By:	EMG Fund II Management, LP, its manager

By:	EMG Fund II Management, LLC, its general partner

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

EMG Fund II Management, LP

By:	EMG Fund II Management, LLC, its general partner

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

EMG Fund II Management, LLC

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

/s/ John T. Raymond
John T. Raymond

Signature Page to Amendment No. 5 to Schedule 13D